Exhibit 1.01

Conflict Minerals Report of NICE LTD.

Section 1: Introduction

This Conflict Minerals Report has been prepared by NICE Ltd. (herein referred to as “NICE”, the “Company”, “we”, “us”, or “our”) pursuant to Rule 13p-1 (“the Rule”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for calendar year 2023.

Rule 13p-1, enacted pursuant to The Dodd-Frank Wall Street Reform and Consumer Protection Act, requires that an issuer that is required to file periodic reports with the Securities and Exchange Commission (the “SEC”) under Sections 13(a) or 15(d) of the Exchange Act (including foreign private issuers) disclose certain information if that issuer manufactures or contracts to manufacture one or more products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo (“DRC”) and nine adjoining countries.

Company and Products Overview

NICE is a provider of enterprise software solutions to permit advanced analytics of structured and unstructured data. Some of our software solutions include audio recording systems. These systems rely on hardware products including servers, assembly boards and other electronics equipment, for which Conflict Minerals are necessary for the functionality or production of the products.  NICE does not engage in manufacturing, but contracts to manufacture certain of the hardware products on which these systems rely.

The products that we contract to manufacture are highly complex, and typically contain hundreds of parts from many suppliers. We have relationships with a network of manufacturers and suppliers throughout the world and there are multiple tiers between the mines where Conflict Minerals are extracted and our contract manufacturers and suppliers.  In accordance with the Rule we undertook a country of origin inquiry to determine the source of the Conflict Minerals, which are necessary for the functionality or production of the products we manufacture or contract to manufacture.

Section 2: Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Conclusion

We performed a good faith RCOI for the Conflict Minerals that we determined were necessary to the functionality or production of our products in order to determine whether the Conflict Minerals in such products originated from the Covered Countries.  There was significant overlap between our RCOI and the diligence efforts on the source and chain of custody of the Conflict Minerals because of the large number of contract manufacturers and related suppliers from which we obtain materials that we surveyed, and the time frame necessary for completion of both the RCOI and due diligence process.

Our RCOI procedures consisted of surveying our contract manufacturers and the suppliers whom we concluded were providing us with components that do, or may, contain Conflict Minerals that are necessary to the functionality or production of our products.  Such procedures included the following steps:

(1) Updating the applicable list for 2023 of contract manufacturers and suppliers to survey based on the likelihood of Conflict Minerals contained in the supplied products and materials.

(2) Sending a notification to relevant contract manufacturers and suppliers informing them about the Conflict Minerals disclosure requirements and asking them to complete the Conflict Minerals survey  based on the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template.

(3) Use of a set of checks (“red flags”) to identify inconsistent, incomplete or inaccurate responses. Responses that were identified as incomplete or inconsistent based on red flags were subject to further review and follow up with the parties that provided the incomplete or inaccurate responses.

(4) Sending periodic reminders to non-responsive manufacturers and suppliers.

Based on the RCOI conducted, NICE had reason to believe that a portion of the Conflict Minerals which were necessary to the functionality or production of certain products NICE contracted to manufacture may have originated in a Covered Country and knew, or had reason to believe, that those necessary Conflict Minerals may not be from recycled or scrap sources. These products only include NICE Trading Recording (the “Covered Products”).

Section 3: Design of Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework of the Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Section 4: Due Diligence Measures Performed

NICE due diligence efforts for calendar year 2023 included the following:

1.	Company management systems

•	NICE utilized its cross-functional Conflict Minerals steering committee that includes representatives from the following areas: procurement, legal, compliance and senior management.

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NICE has a Conflict Minerals policy that has been published on its publicly available website:   https://www.nice.com/-/media/niceincontact/page-content/company/corporate-responsibility/conflict_mineral_policy.ashx?la=en&rev=57baf5b04e924310ae7aebcb4d2af008&hash=8A3CEE5549E11AC4F62E45361A2CCA54.

•	NICE set up and published a dedicated email address to provide a grievance mechanism for any person who had concerns about the sourcing of our conflict minerals.

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NICE sent a letter to those of its contract manufacturers and suppliers identified during the applicability assessment phase, informing them that NICE is subject to the Rule and, as a supplier or contract manufacturer of NICE, their cooperation in the due diligence process is expected.

•	NICE made training materials available to its contract manufacturers and suppliers that included an overview of the Rule and provided instructions on how to respond to the survey.

2.	Identifying and assessing risks in the supply chain

In 2023, NICE conducted a supply chain survey with the 82 contract manufacturers and suppliers identified during the applicability assessment phase. The survey was based on the Electronics Industry Citizenship Coalition/ Global e-Sustainability Initiative (EICC/GeSI). Although not every supplier responded to the request to complete the survey, each and every survey completed and received was reviewed and logged by us.

Responses received were subject to a “red flag” review. Responses that were identified as incomplete or inconsistent based on the red flag review process were noted for follow up. Many of the responses included information as to smelters or refiners from which the contract manufacturer or supplier obtained Conflict Minerals, but the manufacturers and suppliers were unable to accurately report which specific smelters were part of the supply chain applicable to the components that were sold to us in 2023.  Smelters or refiners that were identified in the responses were compared against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP).

We identified two primary risks in our supply chain relating to our contract manufacturers and suppliers:  (1) the risk of not receiving accurate information on a timely basis with respect to their sourcing of Conflict Minerals, and (2) the risk of NICE not being able to replace contract manufacturers or suppliers, should we determine that there is a reasonable risk of the manufacturers' use of Conflict Minerals from sources that contribute to human rights abuses. The result of these assessments was the segmentation of the manufacturers and suppliers into three levels of risks (high, medium and low), based on the manufacturers’ or suppliers’ characteristics using criteria such as whether the manufacturer or supplier is an SEC filer, their geographical location and other factors, as well as the level of our dependency on the goods or materials of that manufacturer or supplier. This assessment allowed us to invest our communication and response validation efforts according to the level of risk. The higher the risk, the greater our investment.

3.	Designing and implementing a strategy to respond to identified risks

•	Senior management is briefed about our due diligence efforts on a regular basis.

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We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with manufacturers or suppliers.  We engage in regular ongoing risk assessment through our manufacturers’ and suppliers’ annual data submissions.

•	Manufacturers and suppliers who provided incomplete or inconsistent responses were sent follow-up corrective action notifications asking for clarification.

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We also reviewed manufacturers’ and suppliers’ responses to track smelters and refiners which could be in our supply chain and have not received a conflict-free designation based on the Conflict Free Smelters Initiative (CFSI) and Conflict Free Smelters Programs (CSFP) or other independent third party validation program.

4.	Carrying out independent third-party audit of smelter/refiner due diligence practices

We do not have a direct relationship with any Conflict Mineral smelters or refiners and do not perform or direct audits of those entities which were identified as possibly being within our supply chain. As a result, our due diligence efforts relied on responses from our manufacturers and suppliers and then reference to publication of the cross-industry initiatives such as the Conflict Free Sourcing Initiative (CFSI).

5.	Reporting annually on supply chain due diligence

This report is our annual report on our supply chain diligence efforts.  A copy of this report can be accessed on our website as indicated in our Form SD.

Section 5: Determination

As indicated above, the Covered Products that we contracted to manufacture are highly complex and typically contain hundreds of parts from many manufacturers and suppliers. We have relationships with a network of contract manufacturers and suppliers throughout the world and there are multiple tiers between the mines that extract Conflict Minerals and those manufacturers and suppliers. Therefore, we must rely on our contract manufacturers and suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us – including sources of Conflict Minerals that are supplied to our contract manufacturers and suppliers from lower tiers in the chain.

Despite receiving responses from many manufacturers and suppliers, we were unable to obtain responses from all that were included in our process.  In addition, while many of those responding manufacturers and suppliers listed smelter or refiner names in their responses as being in their supply chain, the manufacturers and suppliers were unable to accurately report which specific smelters were part of the supply chain applicable to the components that were sold to us in 2023.

Based on the information obtained through the due diligence process described above, we do not have sufficient information to determine the country of origin of the Conflict Minerals in our Covered Products.

NICE’s efforts to determine the origin of the Conflict Minerals with the greatest possible accuracy consisted of the due diligence measures described in this Conflict Minerals Report.